SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group News # 8 / August 2004

Dear Shareholder,

In early August, we announced very good results for the second quarter and the first six months of the year. Our operating profit for the second quarter of the year increased by 20% compared to the second quarter of 2003, despite a 5.6% weaker U.S. dollar compared to the euro. This rise is a consequence of our continued strong sales and a significant increase of our operating margin.

In the second quarter, U.S. sales grew by 5.4% and Belgian sales by 5.9%. The operating margin increased from 4.1% to 4.9%, due largely to improved shrink control, a better sales mix and continued cost discipline.

These results confirm that our different strategic initiatives enable us to create strong and sustainable growth. At Food Lion, our first Market Renewal in Raleigh (see Delhaize Group News #5) continues to exceed our expectations, with meaningful sales increases in produce, meat and wine, an improved sales mix and better associate retention. The implementation of the Market Renewal in the Charlotte market, which leverages the experience we gained in Raleigh, is advancing well, and we plan its grand-reopening in the fall. Customers’ reaction to Food Lion’s first Bloom store (see page 2 of this newsletter) are also very encouraging.

At Kash n’ Karry, we continued to prepare the launch of Sweetbay Supermarket, planned to open at the end of this year. In the meantime, we continue to realize major improvements in the variety and quality of perishables in the Kash n’ Karry stores. These changes have stimulated a favorable consumer response and dynamic sales growth. At Harveys, six Food Lion stores were converted to the Harveys banner during the first half of 2004, leading to strong sales growth at the converted stores.

Initiatives for top-line growth in other regions of the Group include the opening of our first company-operated supermarket in Luxembourg and the successful launch of a European private label range of day-to-day products under the 365 brand (see Delhaize Group News #7).

Next to these initiatives for future top-line growth, we also continue our efforts to reinforce the profitability of our operations. Our disciplined cost and expense management is reflected in our Q2 results, with a significant increase of our operating margin as a result.

We continue the rollout of the new inventory and margin management system PRISM at Food Lion and Kash n’ Karry. At the end of June, over 1,000 Food Lion stores and all Kash n’ Karry stores had the system in place, and we have already seen benefits at the PRISM-enabled stores. Moving forward, PRISM will show significant improvements on inventory and margin management in the future through visibility to item-level data.

Another opportunity for earnings growth lies in the application of new technology. One important technology of the future is RFID (Radio Frequency Identification) and its associated EPC (Electronic Product Code). We believe RFID will create revolutionary opportunities for our industry in the future. At Delhaize, we intend to test it early to advance our learning as well as define this technology’s potential and related priorities. We have planned two pilot programs, one in Belgium and one in the U.S., which will be implemented over the next few months.

At the time of our earnings announcement, we also communicated our decision to withdraw from the Thai market, a logical decision in line with our portfolio management approach. Food Lion Thailand, our Thai supermarket chain, was not well-positioned in the highly competitive Thai market and recorded continued operating losses. We concluded that the resources needed to obtain a successful lead position in Thailand were not justified and would be more beneficial to our Group invested in other assets. At the moment of the writing of this letter, we were in an advanced stage of negotiations for the possible sale of a significant number of the Thai stores. All remaining stores will be closed. Our exit from Thailand follows the very profitable sale of our business in Singapore. Lion Super Indo, our joint venture company in Indonesia, is growing profitably.

We are proud of the positive operational performance we have seen in the first half of 2004. Through a disciplined approach in differentiation and execution, Delhaize Group continues to be fully dedicated to reinforcing its business and to being the best local food retailer.

Pierre-Olivier Beckers President & CEO, Delhaize Group

Delhaize Group Results First Six Months of 2004

	In USD	H1 2004	In EUR	Change
in millions (except EPS)	H1 2004		H1 2003
Sales	11,030.8	8,987.5	9,249.3	-2.8%
Operating profit	504.7	411.2	399.1	+3.0%
Operating margin	4.6%	4.6%	4.3%	—
Financial result	(201.0)	(163.7)	(178.9)	+8.5%
Exceptional result	(134.1)	(109.2)	(116.4)	+6.1%
Income taxes	(74.9)	(61.0)	(46.1)	-32.4%
Net earnings	90.7	73.9	55.6	+32.9%
Earnings before goodwill and exceptionals	251.7	205.0	193.0	+6.2%
Net EPS	0.98	0.80	0.60	+32.4%
EPS before goodwill and exceptionals	2.72	2.22	2.10	+5.8%
Net debt	3,500.4	2,879.8	3,024.6*	-4.8%
Net debt to equity ratio	82.1%	82.1%	89.8%*	—

*:	End 2003.

For definitions and reconciliations of measures which are not defined by accounting regulations, please see the page inserted in this newsletter.

Delhaize Group News # 8 / August 2004

Bloom, A Food Lion Market

In May 2004, Food Lion unveiled Bloom, A Food Lion MarketTM as a new retail brand that emphasizes prepared foods, convenience items and a hassle-free shopping experience. The 38,000 square foot (3,500 m2) store is the first of five pilot stores set to open this year in the greater Charlotte, North Carolina area.

Bloom is the result of two years of research performed by a creative team of associates from different Delhaize Group operating companies, which included Food Lion, Hannaford and Delhaize Belgium. It was crafted with surveys and focus groups where the team listened to what the consumers wanted in their everyday shopping experience that would not only satisfy the customer’s existing needs but also their future desires.

Customers notice immediately Bloom’s new approach to store design and merchandising. A new department, called “Table Top Circle” (see picture), is located as you enter the front door. This area is devoted to high-traffic convenience items such as milk, bread, eggs, soda and frozen and chilled meal solution offerings. To the right of the “Table Top Circle” is a self-service case featuring Boston Market® home meal solutions that are ready to heat and eat. Food Lion and Boston Market® have teamed up to provide home meal solutions in Bloom and Food Lion stores. Store shelves are shorter, so customers can more easily reach what they need. Frozen foods are located near the checkout area, while health and beauty care products are placed next to the store’s pharmacy. Customers find departments that are laid out thoughtfully and conveniently.

Besides a full range of groceries at great prices, Bloom offers additional services such as a full- service pharmacy with a health kiosk that keeps track of blood pressure, weight and body mass over time. The store includes DVD rentals, postage and shipping, financial services (i.e., money orders) and photo processing.

The ease of shopping at Bloom does not stop there. Technology, based on the experience from Delhaize Belgium, was also placed at the front of the store that allows customers to scan items as they take them from the shelves. Personal scanners allow the customer to check prices, purchase and bag their groceries as they move through the store. When the customers are finished with their shopping trip, they simply scan a bar code on their cart and proceed to checkout. Of course, Bloom does not give up customer service at the front end. There are always friendly helpful associates who are willing to assist customers if they would prefer to shop and pay the traditional way.

Bloom is not a replacement of the traditional Food Lion grocery store. Food Lion remains dedicated to its loyal customers throughout the Southeast of the U.S. and will continue to offer them variety, quality, convenience and the low prices to which they are accustomed. Bloom, however, is a concept that will grow the Food Lion network in existing markets addressing customers and shopping occasions with a non-traditional format.

The Q2 2004 Results: Highlights

•	Higher sales of EUR 4.6 billion despite weaker U.S. dollar

•	Sales growth of +4.9% at identical exchange rates due to +1.4% comparable store sales growth in the U.S. and +3.8% in Belgium

•	Strong margin increase pushes earnings before goodwill and exceptionals up by 21.4% to EUR 1.25 per share

•	Net earnings rise to EUR 81.9 million

	In USD	Q2 2004	In EUR	Change
in millions (except EPS)	Q2 2004		Q2 2003
Sales	5,568.5	4,616.6	4,597.7	+0.4%
Operating profit	273.5	226.2	189.7	+19.3%
Operating margin	4.9%	4.9%	4.1%	—
Financial income / (expense)	(97.8)	(81,1)	(85,5)	+5,1%
Exceptional income / (expense)	(1.6)	(3,2)	(83,7)	—
Income taxes	(68.6)	(56,0)	(10,0)	—
Net earnings	100.6	81.9	9.3	—
Earnings before goodwill and exceptionals	139.5	115.2	94.5	+22.0%
Net EPS (in EUR)	1.09	0.89	0.10	—
EPS before goodwill and exceptionals (in EUR)	1.50	1.25	1.03	+21.4%
Net debt	3,500.4	2,879.8	2,905.1*	-0.9%
Net debt to equity ratio	82.1	82.1%	85.2%*	—

*:	End of March 2004

The press release on Delhaize Group’s Q2 2004 results is available in English, French and Dutch on the Delhaize Group website, www.delhaizegroup.com, or can be obtained from the Investor Relations Department.

Delhaize Group News # 8 / August 2004

New Procedure for Dividend Withholding Partial Tax Refund for U.S. ADR holders

Delhaize Group is pleased to announce that a simplified procedure for the application of the reduced dividend withholding tax has been agreed upon by Delhaize Group and the Belgian Tax Authorities will be in effect this year (2004). The new procedure, which will be available to all U.S. resident American Depositary Receipt (ADR) holders that meet the requirements as defined under the U.S.-Belgium tax treaty, will allow qualifying U.S. shareholders to obtain the 10% withholding tax refund shortly after the dividend payment without having to go through a lengthy and burdensome claim procedure. To find out further information on this new simplified process, please contact The Bank of New York at their toll-free number 1 877 853 2191. U.S. ADR holders that hold their shares in a brokerage account are urged to consult their financial advisor or broker regarding such matters. More information can be found on Delhaize Group’s website, http://www.delhaizegroup.com/en/ad_info.asp

Shareholder Information

Financial Calendar

•	2004 third quarter results November 10, 2004

Ticker Symbol

•	Ordinary shares (Euronext Brussels): DELB

•	ADRs (NYSE): DEG (each ADR represents one Delhaize Group ordinary share).

Depositary Agent ADRs

•	The Bank of New York
P.O. Box 11258
New York, NY 10286-1258
Toll-Free Tel (in the U.S.): +1 877 853 2191
Tel (outside the U.S.): +1 610 382 7836
shareowners@bankofny.com

Delhaize Group News

•	People interested in receiving the electronic version of this quarterly newsletter may fill out the subscription form at www.delhaizegroup.com/en/in_mailnews.asp

Where to Find Stock Quotes of Delhaize Group?

•	www.delhaizegroup.com

•	www.euronext.com

•	www.nyse.com

Contacts & Inquiries

Investors and Media	Investor Relations (United States)

Delhaize Group	Delhaize Group
Investor Relations	Investor Relations
Rue Osseghemstraat 53	P.O. Box 1330
1080 Brussels	Salisbury, NC
Belgium	28145-1330
Tel: +32 2 412 21 51	United States
Fax: +32 2 412 29 76	Tel: +1 704 633 8250, ext 3398
Fax: +1 704 636 5024

•	Information regarding Delhaize Group (including press releases, annual reports and share price) can be found on Delhaize Group’s website: www.delhaizegroup.com

•	Questions can be sent to: investor@delhaizegroup.com

Delhaize Group’s website offers the possibility to subscribe to email alerts on several topics: agendas of the general meetings, projects of modifications of Articles of Association, special reports from the Board of Directors, publication of annual report, statutory accounts, dividend payment, number of outstanding shares and warrants, and transparency notifications.

Annex to Delhaize Group News # 8 / August 2004

•	Forward-Looking Statements

Some of the statements in this newsletter and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop or remodel stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2003 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this newsletter, or to make corrections to reflect future events or developments.

•	Definitions

•	Adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other income/(expense), exceptional income/(expense) and minority interests

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Earnings before goodwill and exceptionals: net earnings plus amortization of goodwill and intangibles and exceptional items, net of taxes and minority interests

•	Earnings before goodwill and exceptionals per share: earnings before goodwill and exceptionals divided by the weighted average number of shares during the period

•	Free cash flow: cash flow before financing activities and financial investments, less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests

•	Gross profit: sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising)

•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus trust fundings, short-term investments (excl. treasury shares) and cash

•	Operating expenses: salaries, miscellaneous goods and services and other operating income/expense (excluding depreciation and amortization of goodwill): include shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising

•	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, adjusted for a 53rd sales week in the U.S.

•	Outstanding shares: the number of shares issued by the Company, including treasury shares

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories, long-term receivables, short-term receivables, prepayments and accrued income, trade creditors, liabilities for taxes, salaries and social security (except income taxes liabilities), other liabilities and accruals and deferred income (except accruals for interest expenses)

•	Non-GAAP measures

Certain non-GAAP measures are provided throughout this newsletter. We do not represent these measures as alternative measures to net earnings, or other financial or liquidity measures determined in accordance with Belgian GAAP. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to Belgian GAAP measures can be found below:

Organic Sales Growth Reconciliation

2th Q 2004	2th Q 2003%		(in millions of EUR)	1st H 2004	1st H 2003%
4,616.6	4,597.7	+0.4%	Sales	8,987.5	9,249.3	-2.8%
204.7	—	—	Effect of exchange rates	722.3	—	—
(81.1)	—	—	Harveys (1)	(159.8)	—	—
—	(15.3)	—	Shop N Save (1)	—	(31,5)	—
4,740.2	4,582.4	+3.4%	Organic sales growth	9,550.0	9,217.8	+3.6%

(1)	At 2003 exchange rates.

Earnings Reconciliation

2nd Q 2004	2nd Q 2003	(in millions of EUR)	1st H 2004	1st H 2003
81.9	9.3	Net earnings	73.9	55.6
		Add (subtract):
37.5	39.9	Amortization of goodwill and intangibles	74.4	78.8
(6,7)	(7,4)	Taxes and minority interests on amortization of	(13.2)	(14.4)
		goodwill and intangibles
3,2	83,7	Exceptional (income) / expense	109.2	116.4
(0.7)	(31.0)	Taxes and minority interests on exceptional (income) / expense	(39.3)	(43.4)
115.2	94.5	Earnings before goodwill and exceptionals	205.0	193.0

Net Debt Reconciliation

(in millions of EUR)	June 30, 2004	December 31, 2003	June 30, 2003
Long term financial debt	3,664.2	3,272.6	3,577.2
Current financial liabilities	114.4	277.8	464.2
Trust funding	(61.7)	(66.7)	—
Cash and short-term investments	(837.1)	(459.1)	(612.6)
Net debt	2,879.8	3,024.6	3,428.8
Net debt to equity ratio	82.1%	89.8%	98.2%

Free Cash Flow Reconciliation

2nd Q 2004	2nd Q 2003	(in millions of EUR)	1st H 2004	1st H 2003
243.1	123.8	Net cash provided by operating activities	492.6	435.0
(103.2)	(160.7)	Net cash used in investing activities	(183.1)	(227.0)
11.6	76.9	Investment in debt securities	27.1	76.9
(95.0)	(83.1)	Dividends and directors’ share of profit paid	(95.0)	(83.1)
56.5	(43.1)	Free cash flow (after dividend payments)	241.6	201.8

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	2nd Q 2004			2nd Q 2003	2004/2003
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Sales	4,616.6	204.7	4,821.3	4,597.7	+0.4%	+4.9%
Adjusted EBITDA	372.7	18.1	390.8	340.4	+9.5%	+14.8%
Operating profit	226.2	11.6	237.8	189.7	+19.3%	+25.4%
Net earnings	81.9	7.6	89.5	9.3	N/A	N/A
Net EPS	0.89	0.08	0.97	0.10	N/A	N/A
Earnings before goodwill and exceptionals	115.2	5.2	120.4	94.5	+22.0%	+27.4%
EPS before goodwill and exceptionals	1.25	0.05	1.30	1.03	+21.4%	+26.8%
Free cash flow	56.5	3.9	60.4	(43.1)	N/A	N/A

(in millions of EUR, except per share amounts)	1st H 2004			1st H 2003	2004/2003
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Sales	8,987.5	722.3	9,709.8	9,249.3	-2.8%	+5.0%
Adjusted EBITDA	701.4	62.2	763.6	708.6	-1.0%	+7.8%
Operating profit	411.2	37.6	448.8	399.1	+3.0%	+12.5%
Net earnings	73.9	4.8	78.7	55.6	+32.9%	+41.4%
Net EPS	0.80	0.05	0.85	0.60	+32.4%	+40.9%
Earnings before goodwill and exceptionals	205.0	16.1	221.1	193.0	+6.2%	+14.5%
EPS before goodwill and exceptionals	2.22	0.17	2.39	2.10	+5.8%	+14.1%
Free cash flow	241.6	32.5	274.1	201.8	+19.7%	+35.8%

(in millions of EUR)	June 30, 2004			Dec 31, 2003	Change
Net debt	2,879.8	-86.5	2,793.3	3,024.6	-4.8%	-7.6%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: September 7, 2004	By:	/s/ MICHAEL R. WALLER
Michael R. Waller Executive Vice President